Exhibit 99.1

Jowell Global Ltd. Announces Extraordinary General Meeting Results and Share Consolidation

SHANGHAI, October 25, 2023 (PRNewswire) -- Jowell Global Ltd. (“Jowell Global” or the “Company”) (NASDAQ: JWEL), one of the leading cosmetics, health and nutritional supplements, and household products e-commerce platforms in China, today announced that, at an extraordinary general meeting of the Company held on October 25, 2023 (the “Meeting”), its shareholders have approved by an ordinary resolution of a share consolidation (the “Share Consolidation”) that (i) every sixteen (16) issued and unissued ordinary shares of the Company, par value $0.0001 each (the “Ordinary Shares”) be consolidated into one (1) ordinary share par value $0.0016 each and (ii) every sixteen (16) issued and unissued preferred shares of the Company, par value $0.0001 each (the “Preferred Shares”) be consolidated into one (1) preferred share, par value $0.0016 each. Immediately following the Share Consolidation, the shareholders of the Company approved by an ordinary resolution of share capital increase that the authorized share capital of the Company be increased to $800,000 divided into 500,000,000 shares of which (x) 450,000,000 shares are designated as ordinary shares with a nominal or par value of $0.0016 per share, and (y) 50,000,000 shares are designated as preferred shares with a nominal or par value of $0.0016 per share (the “Share Capital Increase”). At the Meeting, the shareholders of the Company also approved by a special resolution the third amended and restated memorandum and articles of association of the Company to reflect the Share Consolidation and the Share Capital Increase.

The Company’s ordinary shares will begin to trade on the NASDAQ Stock Market on the post-consolidation basis under the symbol “JWEL” on October 27, 2023. The new CUSIP number for the Company’s Ordinary Shares post-consolidation is G5194C 119.

The Share Consolidation is primarily being effectuated to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) related to the minimum bid price per share of the Company’s ordinary shares.

The Company's shareholders will receive one post-consolidation ordinary share or preferred share for every sixteen pre-consolidation ordinary shares or preferred shares held by them. Immediately after the Share Consolidation, each shareholder’s percentage ownership interest in the Company and proportional voting power will remain unchanged, except for minor changes and adjustments that will result from the treatment of fractional shares. The rights of the holders of ordinary shares and preferred shares will be substantially unaffected by the Share Consolidation. No fractional shares will be issued in connection with the Share Consolidation, and all such fractional shares will be round up to the nearest whole number of shares following or as a result of the Share Consolidation. Shareholders who are holding their shares in electronic form at brokerage firms do not need to take any action, as the effect of the Share Consolidation will automatically be reflected in their brokerage accounts.

About Jowell Global Ltd.

Jowell Global Ltd. (the “Company”) is one of the leading cosmetics, health and nutritional supplements and household products e-commerce platforms in China. We offer our own brand products to customers and also sell and distribute health and nutritional supplements, cosmetic products and certain household products from other companies on our platform. In addition, we allow third parties to open their own stores on our platform for a service fee based upon sale revenues generated from their online stores and we provide them with our unique and valuable information about market needs, enabling them to better manage their sales effort, as well as an effective platform to promote their brands. The Company also sells its products through authorized retail stores all across China, which operate under the brand names of “Love Home Store” or “LHH Store” and “Juhao Best Choice Store”. For more information, please visit http://ir.1juhao.com/

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

Jowell Global Ltd.
Ms. Jessie Zhao
Email: IR@1juhao.com